SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               Organogenesis, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)+


                                    68590600
                                 (CUSIP Number)

                            Stanmore Associates, L.P.
                               41 East 42nd Street
                            New York, New York 10017
                                 (212) 682-2770
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                January 13, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


                               Page 1 of 20 pages

                                  SCHEDULE 13D
CUSIP No. 68590600                                           Page 2 of 20 Pages
                                                                    SCHEDULE 13D
CUSIP No.  68590600
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stanmore Associates, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             1,000 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        1,000 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               1,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 68590600                                            Page 3 of 20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Stanmore Corporation, Inc.

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             1,000 (See Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               1,000 (See Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               1,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                           Page 4 of 20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Alan Ades
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             429,700 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             30,000 (see Item 5)
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               429,700 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        30,000 (see Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               459,700
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                          Page 5 of  20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ita Josette Ades
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             1,800 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               1,800 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               1,800
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               less than .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                          Page 6 of  20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Maurice Ades

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK


--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             9,000 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               9,000 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               9,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                          Page 7 of  20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Robert Ades

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK

--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             7,000 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               7,000 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               7,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                          Page 8 of  20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dennis Erani
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                  PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             83,625 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               83,625 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               83,625
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                           Page 9 of 20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Albert Erani
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             443,775 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             30,000 (see Item 5)
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               443,775 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        30,000 (see Item 5)
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               473,775
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.3%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  68590600                                          Page 10 of 20 Pages
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Barbara Erani
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    [ ]
                                                          (b)    [x]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
                   PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  NEW YORK
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
  NUMBER OF             21,000 (see Item 5)
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             Not Applicable
EACH REPORTING    --------------------------------------------------------------
    PERSON         9)   SOLE DISPOSITIVE POWER
     WITH               21,000 (see Item 5)
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        Not Applicable
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
               21,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Organogenesis, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 150 Dan Road, Canton, Massachusetts 02021.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) The Filing Persons (as defined herein) represent three different families, each of whom has made, and will continue to make, its own investment decisions. The investment decisions of any one family may or may not coincide with the decisions made by the other families. Each Filing Person expressly disclaims the existence of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

         This Statement is being filed by Stanmore Associates, L.P. ("Stanmore"); by Stanmore Corporation, Inc. ("Stanmore Corporation"); by Alan Ades and his wife, Ita Josette Ades, and their sons, Maurice and Robert; by Albert Erani and his wife, Barbara Erani; and by Dennis Erani, the brother of Albert (collectively, the "Filing Persons").

         Stanmore Associates, L.P. is a Delaware limited partnership with principal offices at 41 East 42nd Street, New York, New York 10017. Stanmore is principally engaged in the business of investing in securities.

         The general partner of Stanmore is Stanmore Corporation, whose business address is c/o Stanmore Associates, L.P., 41 East 42nd Street, New York, New York 10017, and who, by virtue of its position as general partner therein, may be deemed a controlling person thereof. Alan Ades is the President and Director and Albert Erani is Vice President and Director of Stanmore Corporation.

         The business address of each of the Filing Persons is c/o Stanmore Associates, L.P., 41 East 42nd Street, New York, New York 10017. Alan Ades, Albert Erani and Dennis Erani are private investors. Mrs. Ades and Mrs. Erani are housewives. Maurice and Robert Ades are business executives.

         (d) - (e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                               Page 11 of 20 pages

         (f) Each natural person identified in this Item 2 is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of January 23, 1997, the Filing Persons beneficially owned an aggregate of 1,025,900 shares of Common Stock, all of which were acquired in the open market. The aggregate purchase price for such shares was $19,701,985.00. The costs of the purchases by Stanmore were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The costs of the purchases made by the other Filing Persons were funded out of personal funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

         The Filing Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

         The Filing Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by such persons. Inasmuch as each of the three families comprising the Filing Persons may have different investment goals, action taken by any one such family may be different from the action or inaction of the other families, Stanmore or Stanmore Corporation. The Filing Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Filing Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Filing Persons beneficially own an aggregate of 1,025,900 shares of Common Stock, representing approximately 7.2% of the shares of Common Stock./1/ Stanmore beneficially owns 1,000 of such shares (less than .1%); Stanmore Corporation beneficially owns 1,000 of such shares (less than .1%); Alan Ades beneficially owns 459,700 of such shares (3.2%); Ita Josette Ades beneficially owns 1,800 of such shares (less than .1%); Maurice Ades beneficially owns 9,000 of such shares

--------------
/1/ Based upon 14,260,547 shares of Common Stock reported by the Company to be outstanding as of November 4, 1996 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1996.


                               Page 12 of 20 pages

(.1%); Robert Ades beneficially owns 7,000 of such shares (.1%); Dennis Erani beneficially owns 83,625 of such shares (.6%); Albert Erani beneficially owns 473,775 of such shares (3.3%); and Barbara Erani beneficially owns 21,000 of such shares (.2%).

         (b) By reason of its position as general partner of Stanmore, Stanmore Corporation may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Stanmore. Pursuant to Rule 13d-4 promulgated under the Securities Act of 1934, as amended, Stanmore Corporation disclaims beneficial ownership of such shares. By reason of their positions as officers and directors of Stanmore Corporation, Alan Ades and Albert Erani may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Stanmore. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Alan Ades and Albert Erani disclaim beneficial ownership of such shares.

         The shares held by Albert and Barbara Erani include shares held as custodians under the New York Uniform Gift to Minors Act for the benefit of their children, Robert, David and Emily Erani, and thus they may be deemed beneficial owners of such shares.

         The shares held by Alan Ades include shares held as custodians under the New York Uniform Gift to Minors Act for the benefit of his daughter, Rebecca Ades, and thus he may be deemed beneficial owner of such shares.

         The shares held by Dennis Erani include shares held as custodian under the New York Uniform Gift to Minors Act for the benefit of his children, Robert
H. and Emily G. Erani, and thus he may be deemed beneficial owner of such shares.

         The shares jointly held by Alan Ades and Albert Erani also include shares held by various corporate pension plans, of which they are the sole trustees, and thus they may be deemed beneficial owners of such shares. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, Alan Ades and Albert Erani expressly disclaim beneficial ownership of such shares.

         (c) Except as set forth on Schedule I annexed hereto, the Filing Persons have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


                               Page 13 of 20 pages

Exhibit 1 -    Agreement of joint filing  pursuant to Rule 13d(1)-f  promulgated under the Securities Exchange Act of 1934, as amended.


                               Page 14 of 20 pages

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 23, 1997


                                        Stanmore Associates, L.P.

                                           By: Stanmore Corporation, Inc.,
                                                   general partner

                                             /s/ Alan Ades
                                             -------------
                                             Name:    Alan Ades
                                             Title:   President


                                        Stanmore Corporation, Inc.

                                             /s/ Alan Ades
                                             -------------
                                             Name:   Alan Ades
                                             Title:  President


                                        /s/ Alan Ades
                                        -------------
                                        Alan Ades

                                        Ita Josette Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             Her:  Attorney in Fact

                                        Maurice Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact

                                        Robert Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact

                                        Albert Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact


                               Page 15 of 20 pages

                                        Barbara Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             Her:  Attorney in Fact

                                        Dennis Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact


                               Page 16 of 20 pages

                                   SCHEDULE I

                             TRANSACTIONS IN COMMON
                          STOCK OF ORGANOGENESIS, INC.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Stanmore Associates, L.P.

                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

1/20/97                        1,000           $23.25           $  23,310


Shares Purchased by Alan Ades


                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

11/29/96                      25,000            20.25        $  507,756.00
12/2/96                       48,000            20.25           974,886.00
12/6/96                        2,000            21.00            42,126.00
1/13/97                       13,700            22.75           312,498.00
1/13/97                       34,800            22.625          789,441.00
1/13/97                        7,500            22.50           169,202.00
1/14/97                        4,000            22.50            90,246.00
1/14/97                        1,000            22.75            22,811.00
1/14/97                       82,000            23.00         1,890,924.00
1/14/97                        5,700            22.75           130,017.00
1/14/97                       31,500            22.875          722,454.00
1/14/97                        5,000            22.75           114,055.00


Shares Purchased by Maurice Ades


                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

12/6/96                        2,000           $21.00           $42,126.00
1/14/97                        1,000            22.625           22,686.00
1/14/97                        3,000            22.75            68,435.00


Shares Purchased by Robert Ades


                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

12/6/96                        2,000           $21.00           $42,126.00
1/14/97                        1,000            22.625           22,686.00
1/14/97                        3,000            22.50            67,685.00


                               Page 17 of 20 pages

Shares Purchased by Ita Josette Ades

                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

1/14/97                        1,800           $22.75           $41,064.00

Shares Purchased by Dennis Erani

                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

12/6/96                        1,000           $21.875          $21,941.00
12/6/96                        1,000            21.875           21,941.00


Shares Purchased by Albert Erani

                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

11/29/96                      25,000            20.25         $ 507,756.00
12/2/96                       48,000            20.25           974,886.00
12/17/96                       1,000            20.125           20,556.00
12/17/96                       1,000            20.125           20,191.00
12/17/96                       1,000            20.125           20,556.00
1/13/97                       13,800            22.75           314,779.00
1/13/97                       34,800            22.625          789,441.00
1/13/97                        7,400            22.50           166,946.00
1/14/97                       79,000            23.00         1,821,796.00

Shares Purchased by Barbara Erani

                           Number of
                             Shares           Price Per
Date                       Purchased            Share          Total Cost
----                       ---------            -----          ----------

12/2/96                        1,000           $20.25           $20,316.00


Shares jointly Purchased by Alan Ades and Albert Erani

                           Number of
                             Shares              Price Per
Date                       Purchased               Share       Total Cost
----                       ---------               -----       ----------

12/6/96                        4,000              $21.00       $ 84,246.00
12/6/96                        5,000               21.00        105,353.00
12/6/96                        5,000               21.00        105,350.00


                               Page 18 of 20 pages

                                    EXHIBIT 1

                            Agreement of Joint Filing


         Pursuant to 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement.

                                        Stanmore Associates, L.P.

                                           By: Stanmore Corporation, Inc.,
                                                   general partner

                                             /s/ Alan Ades
                                             -------------
                                             Name:    Alan Ades
                                             Title:   President


                                        Stanmore Corporation, Inc.

                                             /s/ Alan Ades
                                             -------------
                                             Name:   Alan Ades
                                             Title:  President


                                        /s/ Alan Ades
                                        -------------
                                        Alan Ades

                                        Ita Josette Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             Her:  Attorney in Fact

                                        Maurice Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact

                                        Robert Ades

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact


                               Page 19 of 20 pages

                                        Albert Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact

                                        Barbara Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             Her:  Attorney in Fact

                                        Dennis Erani

                                             /s/ Alan Ades
                                             -------------
                                             By:   Alan Ades
                                             His:  Attorney in Fact


                               Page 20 of 20 pages